Exhibit 99.1

News release
July 22, 2009
NOT FOR DISTRIBUTION IN THE REPUBLIC OF KOREA, JAPAN, CANADA, THE PEOPLE’S REPUBLIC OF CHINA, THE UNITED KINGDOM OR THE EUROPEAN ECONOMIC AREA
This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described below, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
A registration statement on Form F-3 relating to the offering of the securities described below (the “Registration Statement”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering of the securities described below in the United States will be made by means of the prospectus contained in the Registration Statement and one or more prospectus supplements thereto.
You may obtain copies of the prospectus contained in the Registration Statement and the prospectus supplement(s) thereto, when available, free of charge, from: (i) Goldman, Sachs & Co., Attn: Nondi Blanks / Prospectus Department, DG3 / Diversified Global Graphics Group, 100 Burma Road, Jersey City, NJ 07305, USA; and (ii) Morgan Stanley & Co. Incorporated, Attn: Prospectus Department, 180 Varick Street, New York, NY 10014, USA.
A registration statement relating to the securities described below to be offered in Korea was filed with the Financial Services Commission of Korea and became effective on July 18, 2009.

KB Financial Group Announces First Reference Price for Rights Offering
On July 22, 2009, KB Financial Group Inc. (“KB Financial Group”) announced the first reference price for the new common shares to be issued in connection with its rights offering of 30,000,000 new common shares (“Rights Shares”) (directly or in the form of American Depositary Shares), which was determined to be KRW 37,250 per Rights Share. The first reference price was determined in accordance with the following formula, based on KB Financial Group’s share prices on the KRX KOSPI Market between June 23, 2009 and July 22, 2009:

First Reference Price =	First Base Price* x [1 – Discount Rate (25%)]

1 + [Capital Increase Ratio (8.41864%) x Discount Rate (25%)]
* The “First Base Price” was set as the lower of (i) the arithmetic average of (x) the volume-weighted average closing price of KB Financial Group’s common shares for the one-month period immediately preceding, and inclusive of, July 22, 2009, (y) the volume-weighted average closing price of KB Financial Group’s common shares for the one-week period immediately preceding, and inclusive of, July 22, 2009, and (z) the closing price of KB Financial Group’s common shares on July 22, 2009, and (ii) the closing price of KB Financial Group’s common shares on July 22, 2009, in each case on the KRX KOSPI Market.
KB Financial Group plans to announce the second reference price for the Rights Shares on or about August 21, 2009. The final offering price for the Rights Shares will be the lower of (i) the above first reference price of KRW 37,250 per Rights Share and (ii) the second reference price to be determined on August 21, 2009 in accordance with the following formula:

Second Reference Price =	Second Base Price* x [1 – Discount Rate (25%)]
* The “Second Base Price” will be set as the lower of (i) the arithmetic average of (x) the volume-weighted average closing price of KB Financial Group’s common shares for the one-week period immediately preceding, and inclusive of, August 21, 2009, and (y) the closing price of KB Financial Group’s common shares on August 21, 2009, and (ii) the closing price of KB Financial Group’s common shares on August 21, 2009, in each case on the KRX KOSPI Market.

Forward-Looking Statements
This communication contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target,” “intend” or similar expressions. Although KB Financial Group’s management believes that the expectations reflected in such forward-looking statements are reasonable, you are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of KB Financial Group, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by KB Financial Group, including its latest annual report on Form 20-F, the Registration Statement and amendments thereto and related documents that KB Financial Group has filed or will file with the SEC. KB Financial Group undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.